May 24, 2005


Mail Stop 3561

K. Ian Matheson
Phage Genomics, Inc.
2215 Lucerne Circle
Henderson, NV 89104

Re:	Form 8-K 4.01 filed May 19, 2005
	File No. 0-30995

Dear Mr. Matheson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

      Item 304 (a)(2) of Regulation S-B requires you to disclose the date that the new accountants were engaged. Your current disclosure states that "effective May 18, 2005" Kyle L. Tingle, CPA, LLC
("KLT")
was engaged. Please revise your disclosure to specify the precise date that KLT was engaged.

      Item 304(a)(1)(iv)(A) of Regulation S-B requires you to disclose whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements, resolved or not, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise the second paragraph of the Item
4.01 disclosure to state that Manning Elliott performed the audit of the Company`s financial statements for the years ending December 31,
2004 and 2003. Also revise to specify whether the "subsequent interim period" was through the date of resignation.

      In the second paragraph of your filing, you state that there were no reportable events "except that the financial statements for the Company for the fiscal year ended December 31, 2004 did contain an adverse opinion in that Manning Elliott raised the uncertainty expressed by previous auditors that the Company will continue as a going concern". An audit opinion that expresses uncertainty regarding the Company`s ability to continue as a going concern is not an adverse opinion. Rather this would be an opinion modified as to uncertainty, audit scope, or accounting principles. Please revise your disclosure accordingly.

      Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant`s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. Please revise the fourth paragraph of your disclosure to include discussion of the audit report on the Company`s financial statements for the year ending December 31, 2003.

      To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

      Please file your supplemental response and amendment via
EDGAR
in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions regarding this letter to Babette Cooper at
202-551-3396.


						Sincerely,


						Babette Cooper
						Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE